SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128 Yeoui-dearo, Youngdungpo-gu, Seoul 150-721, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

I.	Activities and Remuneration of Outside Directors, etc.

1.	Attendance and Voting Record of Outside Directors, etc.

	Date	Agenda	Name of Outside Directors
			Dongwoo Chun	Tae Sik Ahn	Nakamura Yoshihide	William Y. Kim
1	2011.01.21

1. 2010 Review and Financial Results

2. Approval of investment of P98

3. 2010 Financial Report

4. 2010 Business Report

5. Change of Article of Incorporation

6. Approval of director candidates

7. Approval of audit committee candidates

8. Remuneration Limit for Directors & Executive officers

9. Transaction Limits with the Largest Shareholder and its Affiliates

10. Matters of the 26th Annual General Meeting of Shareholders

11. Internal Control over Financial Reporting

12. Audit Committee Evaluation Report

			— For For For For For For For For For — —	— For For For For For For For For For — —	— For For For For For For For For For — —	— For For For For For For For For For — —

	Date	Agenda	Name of Outside Directors
			Dongwoo Chun	Tae Sik Ahn	Nakamura Yoshihide	William Y. Kim
2	2011.02.21	1. Approval of director candidates 2. Approval of audit committee candidates 3. Approval of remuneration for Directors & Executive officers	For For For	For For For	For For For	For For For

	Date	Agenda	Name of Outside Directors
			Tae Sik Ahn	William Y. Kim	Sunny Yi	Jin Jang
3	2011.3.11	1. Appointment of chairman of Board of Directors 2. Composition of board members 3. Remuneration of executive officers	For For For	For For For	For For For	For For For

4	2011.04.15	1. 2011 1Q Business Review 2. 2011 Approval of executive officers’ performance evaluation scheme and review of performance target	— For	— For	— —	— For

	Date	Agenda	Name of Outside Directors
			Tae Sik Ahn	William Y. Kim		Jin Jang
5	2011.07.20

1. Q2 Business Review

2. Large scale intra group transaction

3. Relocation of subsidiary

4. Composition of remuneration Committee

5. FPR 3D promotion status report

6. Business strategy of Mobile Display business

			— For For For — —	— For For For — —		— For For For — —

6	2010.10.19	1. Q3 Business review 2. Establishment of Subsidiary 3. Strategy of differentiated products for each business unit 4. Market Review	— For — —	— For — —		— For — —

7	2010.12.02	1. Review of 2011 Business plans 2. Payment of trademark license fees 3. Relocation of principal business office 4. Appointment and dismissal of executives officers	For For For For	For For For For		For For For For

2.	Activities of Outside Directors, etc. in Committees of the Board of Directors

Audit Committee	Member	Activities
		Date	Agenda	Remarks
	Mr. Tae Sik Ahn(Chairman) Mr. Nakamura Yoshihide Mr. William Y. Kim	2011.01.20

1. 2010 4Q Financial Reports

2. Internal Control

3. Current status of appointment of outside auditors

4. Progress of audit

5. Agenda of Annual General Meeting

6. Internal auditor report

7. Compliance Program Report

8. Self evaluation of audit committee and review of article of incorporation

				Approved — — — Approved — — —
		2011.2.21	1. Approval of audit report 2. Appointment of outside auditors 3. Approval of non audited services done by outside auditors	Approved Approved Approved
	Mr. Tae Sik Ahn(Chairman) Mr. William Y. Kim Mr. Sunny Yi	2011.04.19	1. 2011 1Q Financial Report 2. Audit and none audit services by outside directors 3. Form 20-F 4. Progress of Audit 5. Compliance Program Report	Approved Approved — — —

	Mr. Tae Sik Ahn Mr. William Y. Kim Mr. Jin Jang	2011.7.20	1. 2011 3Q Financial Report 2. Progress of Audit 3. Report FCPA Compliance program 4. Compliance Program Report	Approved — — —
		2011.10.19	1. 2011 3Q Financial Report 2. Pre approval of non audit services 3. Progress of audit 4. Approval of 2011 3Q Financial report 5. Compliance Program Report	— — Approved —
Remuneration Committee	Mr. Do Hyun Jung Mr. Dongwoo Chun Mr. Tae Sik Ahn	2011.02.21	1. ‘10 Remuneration for Directors and Executive Officers of EVP	Approved
	Mr. Sunny Yi Mr. Tae Sik Ahn Mr. James (Hoyoung) Jeong	2011.3.11	1. Election of Committee’s Chairman	Approves
	Mr. William Y. Kim Mr. Tae Sik Ahn Mr. James (Hoyoung) Jeong	2011.07.20	1. Election of Committee’s Chairman	Approves
Outside Director Nomination and Corporate Governance Committee	Mr. Dongwoo Chun Mr. William Y. Kim Mr. Do Hyun Jung	2011.01.20	1. Review of composition of Board directors 2. Review of Independence of outside directors 3. Review of outside directors candidates	— — Approved
		2011.02.21	1. Review of outside directors candidates	Approved
	Mr. Sunny Yi Mr. Jin Jang Mr. James (Hoyoung) Jeong	2011.03.11	1. Election of Committee’s Chairman	Approved

3.	Remuneration of Outside Directors & Non-Standing Directors

				(KRW Million)
	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Outside Director	4	8,500	212	53

*	Remuneration limit for the total 7 directors, including standing directors.

II.	Accumulated Transaction Amount of LG Display Co., Ltd with each of Major Shareholders or Their Affiliates, which was equivalent to 5% or more of 2010 Total Assets.

(KRW Billion)
Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*
Sales, etc.	LG Display America Inc. (Subsidiary)	Jan. 1, 2011 ~ Dec. 31, 2011	5,715	24.7%
Sales, etc.	LG Display Germany GmbH (Subsidiary)	Jan. 1, 2011 ~ Dec. 31, 2011	3,454	14.9%
Sales, etc.	LG Display Japan Co., Ltd. (Subsidiary)	Jan. 1, 2011 ~ Dec. 31, 2011	1,945	8.4%
Sales, etc.	LG Display Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2011 ~ Dec. 31, 2011	2,513	10.9%
Sales, etc.	LG Display Shanghai Co., Ltd. (Subsidiary)	Jan. 1, 2011 ~ Dec. 31, 2011	3,359	14.5%
Sales, etc.	LG Display Singapore Pte. Ltd.(Subsidiary)	Jan. 1, 2011 ~ Dec. 31, 2011	1,127	4.9%
Sales, etc.	LG Display Shenzhen Co., Ltd.(Subsidiary)	Jan. 1, 2011 ~ Dec. 31, 2011	1,956	8.4%
Sales/Purchase	LG Display Guangzhou Co., Ltd.(Subsidiary	Jan. 1, 2011 ~ Dec. 31, 2011	2,718	11.7%
Sales/Purchase	Suzhou Raken Technology Co., Ltd. (Subsidiary)	Jan. 1, 2011 ~ Dec. 31, 2011	7,556	3.3%

Sales, etc.	LG Electronics Inc.(Affiliate)	Jan. 1, 2011 ~ Dec. 31, 2011	1,015	4.4%

Purchase, etc.	LG Chem. Ltd. (Affiliate)	Jan. 1, 2011 ~ Dec. 31, 2011	2,062	8.9%

Purchase, etc.		Jan. 1, 2011 ~ Dec. 31, 2011	1,170	5.1%

*	5 % of total asset at the end of 2010

III.	Reference Relating to the Business

1. Overview

A. Industry

(1) Industry characteristics and growth potential

•

TFT-LCD technology is one of the widely used technologies in the manufacture of flat panel displays, and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is intense competition among the players in the industry, and the industry’s production capacity, including ours, is continually increasing.

•

The demand for LCD panels for notebook computers and desktop monitors has grown, to a degree, in tandem with the growth in the information technology industry. The demand for LCD panels for television sets has been growing as digital broadcasting is becoming more common and as LCD television has come to play an important role in the digital display market. In addition, markets for small- to medium-sized LCD panels, such as those used in mobile phones, P-A/V, medical applications, automobile navigation systems and e-books, among others, have shown continued growth.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advancements and cost reductions.

(2) Cyclicality of LCD industry

•

The TFT-LCD business is highly cyclical. In spite of the increased demand for products, this industry has experienced periodic volatility caused by imbalances between supply and demand due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•	During such surges in production capacity, the average selling prices of display panels may decline. Conversely, demand surges and inability of supply to meet such demand may lead to price increases.

(3) Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

B. Company

(1) Company overview

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing new technologies and products, including in the categories of 3D, touch screens and next generation displays. With respect to 3D technology, we have commenced mass production of high definition 3D panels with reduced degrees of “crosstalk,” or the degree of 3D image overlapping, of less than 1% (which is less than what the human eye can perceive). We have also acquired the technical skills and have established a supply chain management system that enables us to provide one-stop solutions to our customers with respect to touch module products. In addition, we have shown that we are technologically a step ahead of the competition by developing products such as 10.1-inch flexible LCDs, 2.6 mm thin televisions (the thinnest in the world at the time) and 19-inch flexible e-papers.

•	Moreover, we entered into long-term sales contracts with major global firms, including those in the United States and Japan, to secure customers and expand partnerships for technology development.

•

Due to the sluggish macro-economic situation in 2011, LCD industry as a whole had a difficult year with the weak LCD panel demand. However, LGD was in a relatively better position with high-end specialty products, such as panels for FPR 3D, tablet PC and smartphone which were well received by its customers and these products had led the customers to clearly recognize LGD’s differentiated competitive edge. As a result, LGD marked the number one market share in the LCD industry in 2011. Although all of the LCD panel makers made losses last year, LGD’s profitability turned out to be relatively better than its peer groups.

(2) Market shares

•	Our worldwide market share for large-sized TFT-LCD panels based on revenue is as follows:

	2011	2010	2009**
Panels for Notebook Computers***	34.9%	33.2%	30.3%
Panels for Monitors	28.0%	26.5%	23.9%
Panels for Televisions	25.3%	23.4%	24.4%

Total	27.7%	25.4%	25.2%

*	Source: Q4 2011 Large Area TFT-LCD Shipment Report published by DisplaySearch & Based on TFT-LCD panels that are 9 inches or larger.
**	Based on TFT-LCD panels that are 10 inches or larger.
***	Includes panels for Netbooks.

(3) New business etc.

•

In order to meet the rapidly increasing market demand for large TFT-LCD panels, we decided in March 2010 to further expand P8 by investing in P83, which successfully commenced mass production in March 2011. In January 2011, we also decided to invest in a new eighth generation production facility, P98.

•

We also plan to strengthen our market position in future display technologies by strengthening our OLED business, accelerating the development of flexible display technologies and maintaining our leadership position in the LED backlight LCD market.

2. Reference Relating to AGM

A. Matters Relating to the Annual General Meeting

(1) Date and Time: 9:30 A.M., March 9, 2012 (Friday)

(2) Venue : Guest House, Paju Display Cluster 1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

B. Agenda for Meeting

(1) For reporting:	a. Audit Committee’s Audit Report

b. ’11 Business Report

(2) For approval:	a. Non-consolidated Statements of Financial Position, Non-consolidated Statements of Income and Non-consolidated Statements of Appropriations of Retained Earnings of Fiscal Year 2011

b. Appointment of Directors

c. Appointment of Audit Committee Member

d. Remuneration Limit for Directors in 2012

C. Details of Agenda for Approval

Agenda 1: Non-consolidated Statements of Financial Position, Non-consolidated Statements of Income and Non-consolidated Statements of Appropriations of Retained Earnings of Fiscal Year 2011

(1) Business Performance in FY 2011

•	Due to the sluggish macro-economic situation in 2011, LCD industry as a whole had a difficult year with the weak LCD panel demand.

However, LGD was in a relatively better position with high-end specialty products, such as panels for FPR 3D, tablet PC and smartphone which were well received by its customers and these products had led the customers to clearly recognize LGD’s differentiated competitive edge.

As a result, LGD marked the number one market share in the LCD industry in 2011.

Although all of the LCD panel makers made losses last year, LGD’s profitability turned out to be relatively better than its peer groups.

In 2011, LGD recorded non-consolidated annual revenue of KRW 23,471 billion, operating loss of KRW 1,251 billion and net loss of KRW 991 billion.

(2) Financial Statements

a. Non-consolidated Statements of Financial Position

(Based on K-IFRS)	(KRW Million)
Description	FY 2011	FY 2010
1. Current assets	7,326,764	8,499,873
2. Non-current assets	16,947,200	14,658,125
1) Investments	1,386,313	1,279,831
2) Other non-current financial assets	75,080	64,020
3) Deferred tax assets	1,329,905	979,323
4) Tangible assets	13,522,553	11,688,061
5) Intangible assets	479,510	483,260
6) Other non-current assets	153,839	163,630

Total Assets	24,273,964	23,157,998

1. Current liabilities	9,485,333	8,453,869
2. Non-current liabilities	5,101,714	3,833,454

Total Liabilities	14,587,047	12,287,323

1. Capital stock	1,789,079	1,789,079
2. Capital surplus	2,251,113	2,251,113
3. Reserves	(3,944)	(7,795)
4. Retained earnings	5,650,669	6,838,278

Total Shareholders’ Equity	9,686,917	10,870,675

Total liabilities and shareholders’ equity	24,273,964	23,157,998

b. Non-consolidated Statements of Income

(Based on K-IFRS)	(KRW Million)
Description	FY 2011	FY 2010
Revenues	23,471,309	25,004,257
Cost of goods sold	(22,982,517)	(22,011,362)
Gross profit	488,792	2,992,895
Other operating income	858,670	967,229
Sales expenses	(400,531)	(484,714)
Administrative expenses	(467,547)	(434,825)
R&D expenses	(672,225)	(670,912)
Other operating expenses	(1,058,242)	(1,345,279)
Income from operations	(1,251,083)	1,024,394
Finance income	173,106	242,917
Finance costs	(248,381)	(200,672)
Other non-operating loss, net	(15,617)	(14,634)
Profit before income tax	(1,341,975)	1,052,005
Income tax expense (benefit)	(350,943)	49,357
Profit for the period	(991,032)	1,002,648

c. Non-consolidated Statements of Appropriations of Retained Earnings

(Based on K-IRRS)	(KRW Million)
Description	FY 2011	FY 2010
1. Retained earnings before appropriations	5,470,733	6,658,564
a. Unappropriated retained earnings carried over from prior years	6,461,765	5,655,916
b. Net income	(991,032)	1,002,648
2. Appropriations of retained earnings	—	196,799
- Legal reserve	—	17,891
- Dividend	—	178,908
3. Unappropriated retained earnings to be carried forward to subsequent year	5,470,733	6,461,765

Agenda 2: Appointment of Directors

a) Sang Beom Han

•	Date of Birth : June 18, 1955

•	Candidate for Outside Director : None

•	Nominator : Board of Directors

•	Current Job : CEO and Executive Vice President of LG Display

•	Major Career : Head of LG Display TV Business Division

•	Business Transaction with LG Display during the last 3 years : A home loan mortgage(KRW 600M)

b) Dong-il Kwon

•	Date of Birth : February 5, 1957

•	Candidate for Outside Director : Yes

•	Nominator : Outside Director Nomination Committee

•	Current Job : Professor in Seoul National University, Department of Material Engineering

•	Major Career : Director of The Korean Energy Society

•	Business Transaction with LG Display during the last 3 years : None

Agenda 3: Appointment of Audit Committee Member

a) Jin Jang

•	Date of Birth : November 28, 1954

•	Outside Director : Yes

•	Nominator : Outside Board of Directors

•	Current Job : Chair Professor in Kyung Hee University, Department of Information Display

•	Major Career : Vice President of The Korean Information Display Society, LG Display Outside Director

•	Business Transaction with LG Display during the last 3 years : None

Agenda 4: Approval of Remuneration Limit for Directors

Category	FY2011		FY2010
Number of Directors (Number of Outside Directors)	7	(4)	7	(4)
Total Amount of Remuneration Limit	KRW 8.5 billion		KRW 8.5 billion

IV.	Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

a. Name of Solicitor: LG Display Co., Ltd. (“LGD”)

b. Number of LGD Shares Held by Solicitor: None

c. The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LGD	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (common stock)	37.9%
Young Soo Kwon	Director (President, CEO)	23,000 (Common stock)	0.0%
Tae Sik Ahn	Outside Director	920 (Common stock)	0.0%
Total	-	135,648,920 (common stock)	37.9%

2. Matters Relating to the Proxy

Name of Agents for the Proxy	Heeyeon Kim	Hyun Seok Yoon
Number of Shares Held by Agents as of 2010 End.	-	-
Relationship with LGD	Employee	Employee

3. Criteria for Shareholders Whom Proxy is Asked to

•	All shareholders holding more than 50,000 shares of LGD common stock

4. Others

•	The Period of Proxy Instruction: From Mar. 5, 2011 to Mar. 9, 2012 (Before the 27th AGM)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: February 27, 2012	By:	/s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / IR Division